UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13 G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Advanced Fibre Communications, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

00754A 10 5
(CUSIP Number)

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all provisions of the Act (however, see the Notes).

CUSIP NO. 00754A 10 5 13G

1. NAME OF REPORTING PERSONS S.S. or I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

Tellabs, Inc., a Delaware corporation, 36-3831568

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)    (  )
(b)    (  )

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH

    5. SOLE VOTING POWER     2,050,545

    6. SHARED VOTING POWER     -0-

    7. SOLE DISPOSITIVE POWER     2,050,545

    8. SHARED DISPOSITIVE POWER    -0-

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,050,545

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

( )

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

2.6%

12. TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a)	Name of Issuer:
Advanced Fibre Communications, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices:
One Willow Brook Court, Petaluma, CA 94954

Item 2(a)-(c)	Name, Principal Business Address and Citizenship of Persons Filing:
This statement is being filed by Tellabs, Inc., a Delaware corporation whose principal place of business is 4951 Indiana Avenue, Lisle, IL 60532

Item 2(d)	Title of Class of Securities
Common Stock

Item 2(e)	CUSIP Number:
00754A 10 5

Item 3.	Not applicable

Item 4.	Ownership.
A. Tellabs, Inc.
(a) Amount Beneficially Owned: 2,050,545 shares
(b) Percent of Class: 2.6%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote: 2,050,545
(ii) shared power to vote or to direct the vote: -0-
(iii) sole power to dispose or to direct the disposition of: 2,050,545
(iv) shared power to dispose or to direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following
(X)

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.
Not Applicable.

Signature

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 24, 2000

TELLABS, INC.

/s Brian J. Jackman
BRIAN J. JACKMAN,
EXECUTIVE VICE PRESIDENT